201 South Biscayne Boulevard Suite 3000 Miami, Florida 33131 Telephone: 305.373.9400 Facsimile: 305.373.9443 www.broadandcassel.com
a. jeffry robinson Direct Line: (305) 373-9414 Direct Facsimile: (305) 995-6402 Email: jrobinson@broadandcassel.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jay Ingram

Re:	FreeSeas Inc. Registration Statement on Form F-1 File No. 333-124825

Dear Mr. Ingram:

     As you know, Broad and Cassel represents FreeSeas Inc., a Marshall Islands company (“FreeSeas”), in connection with FreeSeas’ Registration Statement on Form F-1 (the “Form F-1”) filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2005. We received and reviewed the Commission’s comment letter dated June 21, 2005, regarding the Form F-1 (the “Comment Letter”).

     In response to the Comment Letter, FreeSeas has prepared and filed with the Commission pre-effective Amendment No. 1 to the Form F-1 (the “Amendment No. 1”) and this letter. The purpose of this letter is to aid your review of Amendment No. 1 by responding to each of the comments in the Comment Letter and, when appropriate, identifying the location of the changes or additions made in Amendment No. 1. The headings and numbered paragraphs of this letter correspond to the headings and paragraphs in the Comment Letter.

General

     1. FreeSeas has updated the disclosures to the latest practical date and has included financial information for Trinity Partners Acquisition Company Inc., a Delaware corporation (“Trinity”), and FreeSeas for the quarter ended March 31, 2005 throughout Amendment No. 1. All blank spaces except dates in connection with the Special Meeting of Trinity Class B Shareholders have been filled in. The dates with respect to that meeting will be completed when the date of effectiveness of the Form F-1 becomes known. The page number cross references in “Summary of the Merger” will be added when the pagination of the final document is known.

     2. FreeSeas is not registering for resale the currently outstanding 4,500,000 shares of FreeSeas common stock. The Form F-1 will register only the shares of FreeSeas’ common stock that (a) are being offered in exchange for outstanding shares of Trinity common stock and Class B common stock, (b) underly the warrants and Underwriter’s Purchase Option of FreeSeas that will replace the outstanding Trinity warrants and Underwriter’s Purchase Option and (c) underly the options to purchase 750,000 shares of FreeSeas’ common stock and the warrants to purchase

200,000 shares of FreeSeas’ common stock granted to the three current FreeSeas’ directors and executive officers.

     3. The disclosure regarding the terms of the merger has been modified to provide a clearer discussion of the proposed transaction. See, for example, the answer to the question “What will I receive in the merger?” in the “Questions and Answers About the Trinity Special Meeting” and “The Merger Agreement – Merger Consideration.”

          V Capital S.A. and G Bros S.A. were the original shareholders of FreeSeas. Ion G. Varouxakis is the sole shareholder of V Capital and George D. Gourdomichalis and Efstathios D. Gourdomichalis are the only two shareholders of G Bros. Messrs. Varouxakis, G. Gourdomichalis and E. Gourdomichalis are the current directors and executive officers of FreeSeas. Since the date of the Merger Agreement, V Capital and G Bros transferred their respective shares of FreeSeas’ common stock to The Mida’s Touch, Alastor Investments and N.Y. Holdings. Mr. Varouxakis is the sole beneficial owner of The Mida’s Touch; Mr. G. Gourdomichalis is the sole beneficial owner of Alastor Investments and Mr. E. Gourdomichalis is the sole beneficial owner of N.Y. Holdings. FreeSeas disclosed and clarified throughout the F-1 the ownership structure of FreeSeas and the relationship Alastor, N.Y. Holdings and The Mida’s Touch have to FreeSeas. Because V Capital and G Bros are no longer shareholders of FreeSeas, the only references to those companies in Amendment No. 1 are historical in nature.

          FreeSeas has added disclosures to the third Risk Factor addressing the significant dilution that will be experienced by Trinity’s Class B stockholders as a result of the Merger.

     4. “Adventure Holdings S.A.” and “FreeSeas Inc.” are the two successive names of the registrant. At incorporation, the registrant’s name was “Adventure Holdings S.A.” It changed its name to “FreeSeas Inc.” on April 27, 2005. The foregoing information has been added to “Parties to the Merger – FreeSeas – General.”

          As mentioned in the second paragraph of Response No. 3 above, references to V Capital S.A. and G Bros. S.A. have been limited to those of a historical nature only. Therefore, no additional disclosures have been added regarding these two entities.

          The additional information regarding FreeSeas’ subsidiaries has been added to “Summary of the Merger – The Parties to the Merger – FreeSeas Inc.” and “Parties to the Merger – FreeSeas – General” and “– Corporate Structure.”

          The dates of acquisition of the Free Envoy, Free Destiny and Free Fighter have been added to “Parties to the Merger – FreeSeas – Corporate Structure.”

          On February 10, 2005, Derick W. Betts, Jr., a Tax Partner with Seward & Kissel LLP (“S&K”), chaired a speakers’ panel at a conference sponsored by the Hellenic-American Chamber of Commerce and the Norwegian-American Chamber of Commerce. Mr. George D. Gourdomichalis, Managing Director of Free Bulkers S.A., was a panel member. Prior to the conference Mr. Betts had never met Mr. Gourdomichalis. Mr. Betts later spoke at the conference on the topic of the American Jobs Creation Act of 2004 as affecting taxation of shipping. Subsequent to the presentation, Mr. Betts was approached by Mr. Lawrence Burstein, one of the principals of Trinity, and Mr. Gourdomichalis, who explained the general parameters of the proposed merger between Trinity and FreeSeas. Mr. Burstein was aware of S&K’s involvement in many shipping transactions.

          Approximately one week later, Mr. Burstein met with Mr. Betts and another S&K partner regarding the possibility of S&K reviewing the proposed structure of the merger with a focus on whether the proposed structure would be the most tax efficient for the potential distribution of dividends that would be paid out of revenues derived from an overseas shipping company, in view of the fact that a majority of other shipping companies raising capital were domiciled offshore. Mr. Burstein also indicated that, if S&K could assist in structuring the transaction satisfactory to Trinity and FreeSeas, Trinity would be prepared to retain S&K as its counsel in connection with the merger transactions. Shortly thereafter S&K concluded that structuring the transaction with FreeSeas acquiring Trinity would provide the most favorable structure for the FreeSeas shareholders, the Trinity shareholders and the respective parties to the transaction. Based upon the foregoing, Trinity asked S&K to represent it in the transaction and S&K accepted the engagement.

          S&K was not involved in the formation of Trinity, FreeSeas, or any of their respective subsidiaries or affiliates. S&K has represented Hollandsche Bank-Unie N.V. in connection with loans to FreeSeas entities and, as is customary practice for a lender’s counsel in the ship finance industry, an S&K attorney acted as attorney-in-fact for those entities in order to expedite the recording of mortgages in favor of the bank.

     5. FreeSeas has added disclosure to “Questions and Answers about the Trinity Special Meeting” addressing the factors that the Trinity Class B stockholders should take into consideration in determining whether to apply for their redemption rights or to exercise their statutory appraisal rights.

     6. FreeSeas has clarified the disclosure throughout the Form F-1 to make clear when the disclosure is intended to address all Trinity stockholders (both the holders of common stock as well as the holders of Class B common stock) and when the disclosure relates only to the holders of the Class B common stock.

     7. FreeSeas has included all exhibits that were not included in the original Form F-1. FreeSeas has removed Exhibit 99.4 – Consent of R.S. Plateau Research and all references to R.S. Plateau’s research in the Industry section of the F-1.

     8. FreeSeas has provided the disclosure regarding the Commission’s position on indemnification required by Item 9 on Form F-4 in “Comparison of Trinity and FreeSeas Stockholder Rights – Indemnification of Directors and Officers and Limitation of Liability — FreeSeas.”

     9. Section 7.2(h) of the Merger Agreement provides as a condition to FreeSeas’ obligation to consummate the acquisition of Trinity, in pertinent part, that Trinity shall have not less than $7,000,000 in cash or cash equivalents after giving effect to any payments to be made to dissenting Trinity Class B stockholders. Such payments would include the exercise of either redemption rights or statutory appraisal rights by Trinity Class B stockholders. FreeSeas will know the aggregate amount required to pay to Trinity Class B stockholders who exercise their redemption rights because those rights must be exercised at the time of the Trinity Class B stockholder vote, prior to the consummation of the Merger.

     FreeSeas will also know at that time the number of shares for which Trinity Class B stockholders have exercised their statutory appraisal rights. Because the only asset of Trinity available to Class B stockholders is cash, the redemption price and the statutory appraisal value would likely be the same or very similar. In any event, FreeSeas can use the redemption price to estimate the statutory appraisal value. If FreeSeas is comfortable that the number of shares of Class B common stock subject to statutory appraisal rights times its estimate of the statutory appraisal value probably would not reduce the net available cash and cash equivalents of Trinity at the time of the consummation of the Merger to an amount below the $7,000,000 minimum in the condition to closing, FreeSeas can always waive the closing condition and take the risk as to whether the statutory appraisal value would be close to the redemption value.

Cover Page

     10. Disclosure has been added to the letter to the Trinity Stockholders with respect to the listing of the FreeSeas common stock in accordance with the requirements of Item 501(b)(4) of Regulation S-K.

Questions and Answers About the Trinity Special Meeting

     11. The tax opinion will not address the tax impact in the event that the Trinity Class B stockholders determine to exercise their redemption rights. FreeSeas has revised its disclosure regarding the tax consequences of the Merger by adding a sentence that states, “Further, we do not give any opinion regarding the tax impact in the event that the Class B Stockholders determine to exercise their redemption rights and we urge you to consult with your own tax advisor.”

How to Obtain Additional Information

     12. FreeSeas has added the Dealer Prospectus Delivery disclosure required by Item 502(b) of Regulation S-K.

Summary of the Merger

     13. FreeSeas has disclosed the anticipated time between the vote of the Trininty Class B stockholders and the consummation of the Merger in “Summary of the Merger – The Merger.”

     14. FreeSeas has disclosed the approximate costs of the transaction in “Summary of the Merger – Costs Associated with the Merger.”

     15. FreeSeas has added the disclosure required by Item 3(h) of Form F-4 in “Summary of the Merger – Record Date and Voting.”

     16. FreeSeas has provided additional disclosure throughout Amendment No. 1 clarifying that FreeSeas will assume the warrants held Trinity stockholders, including the warrants held by Trinity Class B stockholders who determine to exercise their redemption rights, but retain their warrants.

     17. FreeSeas has clarified in the first paragraph of “Summary of the Merger – Regulatory Approvals” that it seeks to have listed all shares of its common stock that will be outstanding after the consummation of the Merger and the shares of its common stock underlying all of its warrants and options that will be outstanding after the consummation of the Merger.

     18. Pre-merger notification and clearance pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is not required for this proposed transaction. The “size of transaction” minimum for possibly triggering this requirement is $53.1 million. The “size of person” thresholds required to be met if the “size of transaction” is met are one party to the acquisition transaction having at least $10.7 million in assets and the other having at least $116.8 million in assets. Trinity had assets of $8.1 million at March 31, 2005, and FreeSeas had assets of $17.2 million at that same date. Regardless of whether the “size of transaction” threshold would be met in this proposed transaction, one of the two “size of person” tests is not met. As a result, no premerger notification and clearance is necessary for this proposed transaction.

Selected Historical Financial Information

     19. The Selected Historical Financial Information for FreeSeas has been corrected to agree with the Statement of Operations.

Risk Factors

     20. FreeSeas has clarified in the last sentence of the introductory paragraph of “Risk Factors” that the risk factors describe the “material” risks known to FreeSeas and Trinity.

     21. FreeSeas has amended the language throughout the Risk Factors to state the specific impact of the particular risk factor on FreeSeas’ financial condition or results of operations.

     22. FreeSeas has revised the subheadings of some of the risk factors to succinctly state the risks discussed in the text of the respective risk factors.

“Trinity may waive one or more of the conditions . . . .”

     23. The disclosure has been revised to elaborate on the conditions for Trinity to waive to its obligations to complete the merger without resolicitation of Class B stockholders.

“FreeSeas and its principal officers have affiliations . . . .”

     24. FreeSeas has elaborated on the conflicts that could arise between Free Bulkers and FreeSeas in light of management’s affiliation with both companies.

Forward Looking Statements

     25. FreeSeas acknowledges that the Commission staff is not making any determination as to whether the disclosures satisfy the requirements of Section 27A of the Securities Act of 1993 or Section 21E of the Securities and Exchange Act of 1934 or the Private Securities Litigation Reform Act generally.

     26. FreeSeas confirms that it is aware of its responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition, and that the responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis.

Unaudited Pro Forma Balance Sheet

     27. The discussion of adjustment (b) has been expanded to disclose the components of the estimated direct transaction costs.

The Trinity Special Meeting and Proxies; Revocation

     28. Trinity confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14 A. In addition, proxies will not be solicited via the Internet.

Background and Reasons for the Merger

     29. Prior to the end of October 2004, James Scibelli and Lawrence Burstein never had any discussions, contacts, relationships, arrangements or understandings with any of the principals of FreeSeas or Poseidon Capital. Mr. Scibelli and Mr. Burstein first spoke with the principals of FreeSeas at the meetings on November 22 and 23, 2004, described in Amendment No. 1. Mr. Scibelli and Mr. Burstein have had prior dealings with Mr. A. Jeffrey Robinson, counsel for FreeSeas; however, neither Mr. Scibelli nor Mr. Burstein had any discussions, understandings or arrangements with Mr. Robinson regarding FreeSeas at any time prior to the filing of Trinity’s prospectus on July 29, 2004. The formation of Trinity on April 14, 2004, and of FreeSeas on April 23, 2004, are unrelated events and merely a coincidence.

Recommendations of the Boards of Directors and Reasons for the Merger

     30. FreeSeas has clarified the disclosure to indicate that FreeSeas was comparing the uncertainty in raising capital through the Merger versus an underwritten public offering of its stock to eliminate any implication that FreeSeas had initiated any action with respect to the making of such a public offering.

     31. FreeSeas has augmented its disclosure regarding “other alternatives” for financing by adding examples of an institutional private placement and an underwritten public offering.

Interest of Certain Persons in the Merger

     32. FreeSeas confirms that it has provided all information, as appropriate, required by Item 5 of Schedule 14A and Item 18(a)(5) of Form 4.

The Merger Agreement, Covenants and Conditions to Obligations of Trinity to Effect the Merger

     33. FreeSeas has corrected the erroneous references to “FreeSeas Two S.A. and “FreeSeas Three S.A.” by substituting the correct names of “Adventure Two S.A.” and “Adventure Three S.A.”

The Parties to the Merger, Trinity and Trinity Principal Shareholders.

     34. FreeSeas has revised the table of ownership to attribute ownership of shares held by spouses of the corresponding directors or officers.

Management’s Discussion and Analysis

     35. FreeSeas has added disclosure stating there it has no off-balance sheet arrangements.

FreeSeas

     36. FreeSeas has included additional disclosure on its organizational history and a section on seasonality of the drybulk shipping industry to complete the disclosure required by Item 14(a) of Form F-4.

     37. FreeSeas has added a section entitled “Distributions” at the end of “Description of FreeSeas Securities with the disclosure required by Item 14(e) of Form F-4.

Pending Acquisition of Vessel

     38. FreeSeas has updated the disclosure throughout Amendment No. 1 regarding the acquisition of the Handymax vessel.

Management of the Fleet

     39. FreeSeas had added disclosure in “The Parties to the Merger – FreeSeas – Management of the Fleet” regarding the comparability of the financial terms of three other international shipping arrangements where there are affiliated drybulk vessel-owning companies and management companies. FreeSeas has also included additional disclosure in Note 9 updating the significant terms and conditions of the agreements and the amounts paid to Free Bulkers for additional commissions and expenses.

Customers

     40. FreeSeas has clarified the extent to which it is dependent on the business of Express Sea Transport Corporation.

Competition

     41. FreeSeas has expanded the disclosure relating to its competitive position in the industry.

Description of Management of FreeSeas

     42. FreeSeas has corrected the error in the year of formation of FreeSeas to the correct 2004 in the disclosure with respect to Mr. Varouxakis’s experience.

Certain Related Transactions of FreeSeas.

     43. FreeSeas confirms that it has provided the information required by Item 7.B. of Form 20-F. FreeSeas notes that it was formed in April 2004, and does not have a three-year financial history.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

     44. FreeSeas significantly expanded its MD&A disclosure to provide a clearer understanding of FreeSeas and the matters with which management is concerned primarily in evaluating FreeSeas’ financial condition and operating results.

     45. FreeSeas has expanded its discussion of the 25% profit sharing arrangements under its two current charter agreements to disclose the specific terms and conditions, how the amounts are calculated, the amount of revenue earned from this source during 2004 and the first quarter of 2005, and the lack of any obligation or material contingency on the part of FreeSeas with respect to these arrangements.

     46. FreeSeas revised the table to reflect the $200,000 payment made in the first quarter of 2005 and to make the disclosures consistent with those in the financial statements.

Liquidity and Capital Resources

     47. FreeSeas has expanded the disclosure related to its long-term liquidity.

     48. FreeSeas has provided the Tabular Disclosure of Contractual Obligations required by Item 5.B.1. of Form 20-F.

     49. FreeSeas has added disclosure regarding FreeSeas’ material commitments for capital expenditures.

Cash Flows

     50. FreeSeas has revised the disclosure in the table to reflect that the “A” and “B” loans relate to the loans for the M/V Free Destiny and M/V Free Envoy.

Plan of Distribution

     51. FreeSeas has amended this disclosure to reflect that any “pledgee, donee, transferee or other successor-in-interest” would be identified in an amendment to the F-1 at the appropriate time.

Trinity Partners Acquisition Company Financial Statements

     52. The interim financial statement for Trinity for the quarter ended March 31, 2005, have been included in Amendment No. 1.

     53. Amortization of discount on restricted investment relates to the accretion, using the interest method, of the discount on an investment in United States of America government treasury bills held in trust in a restricted account. The discount was computed on the date of purchase as the difference between the purchase price paid in 2004 and the face value at maturity in 2005. The amortization of the discount is included in “Interest income” of the statement of operations. Trinity has updated the disclosure in Footnote 3 to its financial statements.

Note 2 – Public Offering of Securities

     54. Trinity has added disclosure in Note 2 to its financial statements related to the accounting for the Underwriter’s Purchase Option.

Note 3 – Summary of Significant Accounting Policies

     55. Trinity is a blank check company that was formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination or transaction with an unidentified operating business with significant growth potential. As such, by definition of its business purpose, the public offering, and the proceeds of the public offering, were completed solely for Trinity to effect a business combination or similar transaction and for no other operating purpose.

     We refer to ARB 43, Chapter 3, paragraph 4, which states that,

     “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Thus the term comprehends in general such resources as (a) cash available for current operations and items which are the equivalent of cash; . . . (f) marketable securities representing the investment of cash available for current operations, including investments in debt and equity securities classified as trading securities under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities; . . . .”

     As you have noted paragraph 6 of ARB 43, Chapter 3, further states,

     “This concept of the nature of current assets contemplates the exclusion from that classification of such resources as: (a) cash and claims to cash which are restricted as to withdrawal or use for other than current operations, are designated for expenditure in the acquisition or construction of noncurrent assets, or are segregated for the liquidation of long-term debts; (b) investments in securities (whether marketable or not) or advances which have been made for the purposes of control, affiliation, or other continuing business advantage; . . . .”

     Since the trust fund consists of marketable investments in the name of Trinity, paragraph 4 of ARB 43, Chapter 3, as referred to above pre-disposes that the asset, with a maturity of six months or less, already, would be a current asset, unless some other terms or restrictions would preclude current classification.

     Trinity’s only expected business operations are to consummate a business combination or similar transaction and under a going concern assumption, the proceeds in the trust fund are the resources that will be used for such operations, which meets the paragraph 4 definition of a current asset.

     The current classification exclusions referred to in Paragraph 6 are less on point to the Trinity situation than the factors that support current classification in Paragraph 4. The Paragraph 4 example provides for exclusion from current classification if restricted as to use for other than current operations. As noted previously, the implicit use of the proceeds in the trust fund are in fact for the only operations that Trinity will have in its business cycle.

     Based on the above, FreeSeas believes it is appropriate to include the balance of the trust fund within current assets in Trinity’s classified balance sheet.

     56. The disclosures required by FAS 115 have been added.

     57. The disclosure has been expanded to reflect the correct number and weighted average exercise price of such securities excluded from the calculation.

Note 6 – Related Party Transactions

     58. The amount paid to Unity Venture Capital Associates, Ltd., in 2004 has been added.

Commitments and Contingencies

     59. The disclosure regarding the commitment to HCFP Brenner Securities LLC has been added. Also, Trinity will account for the cash and equity compensation to HCFP as transaction costs that are included in operating costs on Trinity’s statement of operations.

FreeSeas Financial Statements

     60. The financial statements of FreeSeas for the first quarter of 2005 have been added in Amendment No. 1. FreeSeas confirms that it will update the financial statements to comply with Item 8.A.5 of Form 20-F, if necessary, at the effective date of the registration statement.

Consolidated Balance Sheet

     61. Note 9 has been revised in the financial statements to highlight the management company is a related party and that the transactions are related party transactions. FreeSeas has also expanded the disclosure on its Balance Sheet and Statement of Cash Flows.

Statement of Operations

     62. FreeSeas has disclosed basic and diluted earnings per share on its Statements of Operations.

     FreeSeas has included its Selected Historical Financial Information and Comparative per Share Information on Pages 9 and 11 earnings per share data as well as pro forma disclosures of basic and diluted earnings per share.

Cash Flow Statement

     63. The ending balance of cash and cash equivalents on the Statement of Cash Flows has been amended to agree with amounts shown on the Balance Sheet. Restricted cash has been included in the investing activities section of the Statement of Cash Flows.

Statement of Changes in Stockholders’ Equity

     64. FreeSeas has included additional disclosure in Note 11 with respect to shareholders’ equity. FreeSeas confirms that net income for the period is included in the column for retained earnings in the Statement of Changes in Stockholders’ Equity.

Note 2 – Significant Accounting Policies

     65. FreeSeas has expanded its disclosure in Note 2 regarding “Vessels’ Depreciation” to clarify that the useful economic life of the vessels is taken from the date of construction.

     FreeSeas has added disclosure to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2004 – Liquidity and Capital Resources” to discuss the factors that affect the actual useful lives of drybulk carriers. It has also added cross reference to that disclosure in the “Depreciation” and “Critical Accounting Policies – Depreciation” portions of that same section.

     In the third paragraph of “Parties to the Merger – FreeSeas – Environmental and Other Regulations,” FreeSeas states its belief that the operation of its vessels is in substantial compliance with applicable environmental laws and regulations. Therefore, it does not expect the disclosed environmental standards to accelerate the scrapping of its current vessels. None of FreeSeas’ vessels are single-hull tankers that would be affected by the proposed pollution regulations discussed in the second paragraph of “Parties to the Merger – FreeSeas – Environmental and Other Regulations – Environmental Regulation – International Maritime Organization (‘IMO’).”

     FreeSeas has expanded the disclosure in Note 3 to include the estimated residual values of each of the vessels.

     66. FreeSeas expanded its revenue recognition policies in Note 2 and in the MD&A in response to the Staff’s comment. FreeSeas earns its revenues from time charters which have little variability. As the SEC staff has noted, voyage charters have more variability, such as actual revenue earned being different than estimated throughout the voyage. However, FreeSeas does not have any voyage charters during the periods presented in its financial statements, and accordingly disclosure in critical accounting policies is not considered appropriate.

     67. The disclosure provided by FreeSeas was in respect of the historical period, as there were no options or warrants outstanding at December 31, 2004. FreeSeas has not yet determined the effect of adoption of the standard on its financial position or its results of operations for the options and warrants to be issued in 2005. FreeSeas has clarified its disclosure accordingly.

     68. FreeSeas has disclosed that revenue has been derived from a single customer until June 2005 and disclosed geographic revenue, based on point of destination of the ship at December 31, 2004. Providing long lived assets by geographical location is impractical as the Company operates on a worldwide basis and the charterer, not the Company, controls the choice of which routes the Company’s vessels will serve.

Note 8 – Loans from Shareholders

     69. FreeSeas has changed the disclosure to state the amount of cash that was originally received, the amount that will be repaid, the implicit interest rate in the transaction and that the effective interest method has been used.

     70. The executive officers of FreeSeas have incurred a substantial amount of time on company business during the period ended December 31, 2004. However, neither FreeSeas, nor any other entity has paid compensation to these executive officers. During the period ended December 31, 2004, the executive officers only received dividends from the entities in which they are shareholders. As such, the application of SAB Topics 1.B.1 and 5.T. will not result in additional expenses through a capital contribution by the shareholders.

     FreeSeas has included the material terms of the employment agreements of the executives in Note 14.

Note 12 – Subsequent Events

     71. FreeSeas has enhanced disclosure in Note 15 to include all of the related commitments to Poseidon Capital Corp.

     72. FreeSeas has included additional disclosure in Note 11 on shareholders’ equity. Its Balance Sheet and Statement of Changes in Stockholders’ Equity have been revised to reflect the change from no par value common stock to the par value of $.001 per share.

Exhibits 23.3 and 23.4

     73. FreeSeas shall provide currently dated consents in any future amendment.

Recent Sales of Unregistered Securities

     74. The shares and warrants issued were all issued to the three FreeSeas’ principals or companies beneficially owned by them.

Undertakings

     75. FreeSeas added the Undertakings required by Item 22(b)-(c) of Form 4.

Trinity Partners Acquisition Company, Inc.’s Preliminary Schedule 14A

     76. Contemporaneously herewith, Trinity is filing Preliminary Schedule 14A, which reflects all of the comments made to the joint proxy statement/prospectus included in Amendment No. 1 to Form F-1 that is being filed by FreeSeas. No fee is being paid in connection with the filing of the Preliminary Schedule 14A because the proxy statement is included in the Form F-1 and a fee has been paid in connection therewith.

     We trust that Amendment No. 1 and the response letter satisfactorily respond to the Comment Letter. If there are any questions, please call Jeff Robinson at 305-373-9414. Your assistance in this matter is greatly appreciated.

Very truly yours, BROAD AND CASSEL
/s/ A. Jeffry Robinson
A. Jeffry Robinson